Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-136039
November 7, 2006
CATALYST PHARMACEUTICAL PARTNERS, INC.
      We have previously circulated to investors a preliminary prospectus, dated October 4, 2006 (the “Preliminary Prospectus”). In the Preliminary Prospectus, we proposed to offer 3,000,000 shares of our common stock at a price range of between $11 to $13 per share.
      We have reduced the expected offering price of the shares of common stock to be sold in the offering to $6.00 per share. We have also increased the number of shares that we propose to offer in the offering to 3,350,000 shares. This issuer free writing prospectus (the “Free Writing Prospectus”) updates the information in our Preliminary Prospectus to reflect the decrease in the expected offering price and the increase in the number of shares being offered, as well as certain other changes. We have also filed Amendment No. 5 to our Registration Statement on Form S-1 (“Amendment No. 5”), which reflects these changes.

Issuer:	Catalyst Pharmaceutical Partners, Inc.

Common stock we are offering:	3,350,000 shares of common stock (excluding option to purchase 502,500 to cover over-allotments). This represents an increase of 350,000 shares in the number of shares offered as set forth in the Preliminary Prospectus.

Estimated price to public:	$6.00 per share. This represents a decrease from the price range of $11.00 to $13.00 per share indicated in the Preliminary Prospectus.

Common stock to be outstanding after the offering:	12,516,667 shares

Estimated net proceeds:	As a result of the decrease in the estimated price to the public to $6.00 per share and the increase in the number of shares offered to 3,350,000, the estimated net proceeds of the offering will decrease from approximately $32,480,000 to approximately $17,693,000 (or approximately $20,496,950 if the underwriters exercise their over-allotment option in full).

Use of Proceeds:	The proceeds of this offering will be used to complete the clinical and non-clinical studies that we believe, based on currently available information, will be required for us to file a New Drug Application, or NDA, for the use of CPP-109 to treat cocaine addiction. We currently anticipate that we will use substantially all of the net proceeds from this offering for this purpose. While the amount allocated for this purpose in the Preliminary Prospectus was approximately $18.5 million, we believe, based on currently available information, that the $17.7 million being raised in this offering will be sufficient to fund these activities. However, our belief in this regard is based on estimates that may prove to be wrong, in which event we will need additional funding.

As a result of the decrease in the estimated net proceeds of this offering and contrary to what was previously described in the Preliminary Prospectus, this offering will not provide us with the funds needed to evaluate CPP-109 as a treatment for methamphetamine or nicotine addiction, to seek approvals to commercialize CPP-109 in Europe or to acquire or license other products that show promise in treating addiction. Each such use will require additional funding, and there can be no assurance that we will be able to obtain additional financing to pursue these activities.

We anticipate using the proceeds remaining from our recently completed private placement to complete our upcoming clinical study in Mexico and for general corporate purposes.

We anticipate, based on currently available information, that the proceeds of this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to meet our projected operating requirements for the next 24 months.

For further information see “Use of Proceeds” on page 27 of Amendment No. 5.

Pro forma as adjusted balance sheet data:	As of June 30, 2006, adjusted to reflect the decrease in the net proceeds from the offering:

Cash and cash equivalents	$21,242,294
Working capital	21,005,624
Total assets	21,283,253
Total liabilities	239,351
Stockholders’ equity	21,043,902

The pro forma as adjusted information gives effect to our sale of 3,350,000 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share and our receipt of an estimated $17,693,000 in net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

For further information, see “Summary Financial Data” on Page 9 of Amendment No. 5.

Pro forma as adjusted capitalization:	As of June 30, 2006, adjusted to reflect the decrease in the net proceeds from this offering:

Cash and cash equivalents	$21,242,294

Stockholders’ equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares outstanding pro forma as adjusted	$—
Common stock, $.01 par value, 100,000,000 shares authorized, 12,516,667 shares outstanding pro forma as adjusted	125,167
Additional paid in capital	24,615,320
Accumulated deficit	(3,696,585)

Total stockholders’ equity	$21,043,902

Total capitalization	$21,043,902

The pro forma as adjusted financial information gives effect to our sale of 3,350,000 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share and our receipt of an estimated $17,693,000 in net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

For further information, see “Capitalization” on page 28 of Amendment No. 5.

Pro forma as adjusted dilution:	After giving effect to the sale of 3,350,000 shares of common stock in this offering, at an assumed initial public offering price of $6.00 per share, and after deducting the estimated offering expenses, our pro forma net tangible book value at June 30, 2006 would have been approximately $1.68 per share. This represents an immediate increase in net tangible book value of approximately $1.31 to our existing stockholders and an immediate dilution of $4.32 per share to new investors in this offering.

The following table illustrates this calculation:

Assumed public offering price per share		$6.00
Pro forma net tangible book value per share at June 30, 2006	$0.37
Increase in pro forma net tangible book value per share attributable to this offering	1.31

Pro forma net tangible book value per share after this offering		1.68

Dilution in pro forma net tangible book value per share to investors in this offering		$4.32

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value as of June 30, 2006 will increase to approximately $1.83 per share, representing an increase to existing stockholders of approximately $1.46 per share, and there will be immediate dilution of approximately $4.17 per share to new investors.

For further information, see “Dilution” on page 29 of Amendment No. 5.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2006, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

	Shares Purchased		Total Consideration Paid		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	9,166,667	73%	$5,334,140	21%	$0.58
New investors	3,350,000	27	20,100,000	79	6.00

Total	12,516,667	100%	$25,434,140	100%

Additional Matters:	We have made the following additional corrections to the Preliminary Prospectus in Amendment No. 5:

– On Page 35 of Amendment No. 5, we have corrected the amount of our net operating loss carryforwards as of December 31, 2005 and 2004 to $1,516,000 and $778,000, respectively.

– On page 37 of Amendment No. 5, we have clarified that we plan to use the proceeds of our recently completed private placement to purchase the active pharmaceutical ingredient required to manufacture batches of CPP-109 for use in our U.S. Phase II clinical trial and to pay our contract manufacturer for services; and

– On page 75 of Amendment No. 5, we have corrected the number of restricted securities to be held by non-affiliates after the offering to 4,049,551 shares.

      We have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus as well as this Free Writing Prospectus and Amendment No. 5, along with the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Amendment No. 5 can also be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1369568/000095014406010324/g02464a5sv1za.htm. Alternatively, you may obtain a copy from us or any underwriter or dealer participating in the offering by calling First Albany Capital Inc. at (212) 273-7100, or by sending an e-mail request to equity.syndicate@fac.com. We can also be reached at (305) 529-2522.

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